FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No    ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces ilaa-/negative rating in relation to debentures traded in israel

Netanya, Israel – May 31, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that Standard & Poor’s Maalot, or Maalot, updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange, due to increased leverage and competitive pressure.

According to Maalot's report, the rating update is due to worsening of the Company's financial risk profile, including increase of the net debt to EBITDA and estimation that the decrease in service revenues and erosion in profitability will continue in light of the new competitors which shall be only partially compensated by efficiency measures to decrease operational costs.

According to Maalot's report, the negative forecast reflects a possible further worsening of the Company's business risk profile should the Company experience substantial decline in its market share or further sharp decline in profitability as well as the possibility that lower financial results and continued high rate dividend distribution would lower the Company's financial risk profile to a level inappropriate for the current rating. Maalot estimates that the Company's leverage ratio will be higher at the end of 2012, assuming continued decline in financial results and dividend distribution of 75% of net income. Maalot does not estimate a substantial loss of market share in the immediate term but rather loss of revenues due to efforts to retain the Company's subscriber base and estimates that new operators offers is not sustainable on the middle to long run which will allow the Company latitude to retain its market share. Maalot further notes that the Ministry of Communications' new guideline, specifically in relation to the landline market, create an opportunity for the Company to enlarge its operating fields but estimate its influence only in the middle term.

The current rating reflects the mature and saturated status of the Israeli market, the company's substantial market share and reasonable profitability in comparison to its peers in the world, despite the decline in its results.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating included in the Company's shelf prospectus, see the Company's annual report on Form 20-F for the year ended December 31, 2011 filed on March 7, 2012, under "Item 5. Liquidity and Capital Resources – Debt Service – Shelf prospectus" and " – Public Debentures" and the Company's current report on Form 6-K filed on March 8, 2012

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.362 million subscribers (as at March 31, 2012)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc.

In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, ,, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 31, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel